SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 18, 2026

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2nd floor

ZIP Code 01010-010, São Paulo – SP

Ana Lucia Pereira

LISTING AND COMPANY MONITORING SUPERINTENDENCE

B3 S.A. - Brasil, Bolsa, Balcão

CC: CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

MR. FERNANDO SOARES VIEIRA - SUPERINTENDENCE OF COMPANY RELATIONS

MR. ANDRÉ FRANCISCO DE ALENCAR PASSARO - SUPERINTENDENCE OF MARKET INTERMEDIARIES RELATIONS

Re.: B3 OFFICIAL LETTER 122/2026-SLE DATED MAY 15, 2026 – BRASKEM – REQUEST FOR CLARIFICATION REGARDING NEWS PUBLISHED IN THE MEDIA

Dear Sirs,

We refer to B3 Official Letter No. 122/2026-SLE ("Letter"), dated May 15, 2026, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as follows:

“Re.: Request for clarification regarding news published in the media

Dear Sir,

In an article published by Valor Econômico - Pipeline on May 15, 2026, under the title “Without agreement with Slim, Braskem subsidiary may file for judicial reorganization in the U.S.”, it was reported, among other information, that:

•	Braskem Idesa, Braskem’s subsidiary in Mexico, is expected to file for judicial reorganization in the United States (Chapter 11) even before asset manager IG4 takes over the petrochemical company, according to Pipeline.
•	The initial idea was to carry out a broader restructuring of the holding company’s debt, but now this should begin with the debt in Mexico. Braskem Idesa had been negotiating with holders of the 2029 and 2032 bonds to reschedule payments and reduce financial leverage, which stood at 40.31x in March. This group of investors holds most of the company’s debt, totaling US$2 billion in securities.
•	The creditor of these bonds is businessman Carlos Slim, who is a shareholder of Inbrusa, which owns 25% of Idesa. With more than 50% of the securities, Slim is said to be interested in increasing his stake in the company through a potential debt-to-equity swap, but no consensus was reached.
•	Discussions with the other bondholders are more advanced. Therefore, the most likely path is a Chapter 11 filing in the United States, as Slim would not be able to vote due to a conflict of interest, as he is also a shareholder.

•	Braskem Idesa is seeking DIP (Debtor-in-Possession) financing, which may involve the participation of bondholders as well as the Braskem holding. The company in Mexico has been in default on interest payments for the 2029 notes since November and did not pay the interest due on the 2032 notes in February.
•	Filing for Chapter 11 in the United States should not accelerate Braskem’s debt. “There is no cross-default clause with Braskem’s debt,” says Roger Horn, senior credit strategist for emerging markets at Mariva Capital Markets.
•	However, the Braskem holding supported a loan taken by its subsidiary in Mexico to build an ethane import terminal in the country, through the subsidiary Terminal Químico Puerto México (TQPM). If this debt is called by creditors, it could impact the holding company.
•	Braskem Idesa, which produces polyethylene at its plant in Veracruz, Mexico, has been operating below installed capacity due to lower-than-contracted ethane supply from Pemex. The company recorded a loss of R$654 million in the first quarter and net revenue fell by 32%.

We request clarification on the highlighted items by May 18, 2026, with confirmation or denial, as well as any other information deemed relevant.”

As previously informed by the Company in the Market Notice disclosed on August 28, 2025, the Company and its subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”) have been evaluating different alternatives and measures to address the current challenges of Braskem Idesa’s capital structure, resulting in particular from conditions in the global petrochemical industry and exogenous factors with significant impacts on Braskem Idesa.

In this context, as also disclosed by the Company in the Market Notice published on September 8, 2025, and in the Material Fact disclosed on January 12, 2026, Braskem Idesa has retained specialized financial and legal advisors to support the evaluation of such alternatives, and has engaged in discussions with representatives of an ad hoc group of Braskem Idesa’s financial creditors, seeking a reorganization of its capital structure.

Additionally, as also disclosed by the Company in the Market Notices published on November 19, 2025, and February 20, 2026, Braskem Idesa reported the non-payment of scheduled interest due on November 18, 2025 and February 20, 2026, related respectively to its senior secured notes maturing in 2029 and 2032.

Furthermore, in the Company’s Financial Information for the period ended March 31, 2026, disclosed on May 13, 2026 (“Quarterly Information”), Braskem reported that the evaluations and discussions with the ad hoc group of Braskem Idesa’s financial creditors were ongoing, aiming at reorganizing its capital structure, including the assessment of potential protective measures (e.g., Chapter 11 under U.S. law), with potential impacts on the Company and on the shareholding control of Braskem Idesa. With respect to the financing obtained by TQPM for the construction of the ethane import terminal in Mexico (“TQPM”), Braskem reported that it provided a guarantee through an Equity Support Agreement which, as of the end of March 2026, covered 50% of the outstanding balance of TQPM’s financing, with the remaining 50% guaranteed by the other shareholder of TQPM until the Collateral Perfection Date of such financing. After reaching this milestone, Braskem must provide support to cover monthly payments under the agreement entered into between Braskem Idesa and TQPM up to the outstanding balance of TQPM’s financing.

Finally, as disclosed in the Quarterly Information, discussions with the ad hoc group of Braskem Idesa’s financial creditors remain ongoing, and the adoption of potential protective measures by Braskem Idesa may have impacts on the Company, including with respect to the shareholding control of Braskem Idesa and the aforementioned equity support guarantee. Nevertheless, we clarify that, as of this date, there is no decision regarding which alternative (or set of alternatives) will be implemented.

We remain at your disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.